Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended   31-Jul-2020

Amounts in USD

Dates

Collection Period No.	2			
Collection Period (from... to)	1-Jul-2020	31-Jul-2020		
Determination Date	13-Aug-2020			
Record Date	14-Aug-2020			
Distribution Date	17-Aug-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2020	17-Aug-2020	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jul-2020	15-Aug-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	204,955,307.96	166,316,380.61	38,638,927.35	138.988947	0.598260
Class A-2 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-3 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**988,175,307.96**	**949,536,380.61**	**38,638,927.35**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	1,015,386,455.03	976,747,527.68			
Yield Supplement Overcollateralization Amount	36,332,043.60	33,521,316.39	32,163,265.37			
Pool Balance	**1,124,777,926.44**	**1,048,907,771.42**	**1,008,910,793.05**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	49,364.34	0.177570	38,688,291.69	139.166517
Class A-2 Notes	0.460000%	134,780.00	0.383333	134,780.00	0.383333
Class A-3 Notes	0.550000%	161,150.00	0.458333	161,150.00	0.458333
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$396,640.51**		**$39,035,567.86**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	39,639,967.23	(1) Total Servicing Fee	874,089.81
Interest Collections	3,373,683.88	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	226,118.06	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	308,967.70		
Purchase Amounts	56,811.61	(3) Interest Distributable Amount Class A Notes	396,640.51
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	3,766.03	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**43,609,314.51**	(6) Regular Principal Distributable Amount	38,638,927.35
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**43,609,314.51**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,699,656.84
		Total Distribution	**43,609,314.51**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	874,089.81	874,089.81	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	396,640.51	396,640.51	0.00
thereof on Class A-1 Notes	49,364.34	49,364.34	0.00
thereof on Class A-2 Notes	134,780.00	134,780.00	0.00
thereof on Class A-3 Notes	161,150.00	161,150.00	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	396,640.51	396,640.51	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	38,638,927.35	38,638,927.35	0.00
Aggregate Principal Distributable Amount	38,638,927.35	38,638,927.35	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	10,884,458.83
Reserve Fund Amount - Beginning Balance	10,884,458.83
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	572.48
minus Net Investment Earnings	572.48
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	10,884,458.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	572.48
Net Investment Earnings on the Collection Account	3,193.55
Investment Earnings for the Collection Period	3,766.03

Notice to Investors

Note 1:

281 accounts with an outstanding principal balance of $10,180,870.55 did not have an installment payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	1,048,907,771.42	34,240
Principal Collections	24,524,780.69	
Principal Collections attributable to Full Pay-offs	15,115,186.54	
Principal Purchase Amounts	56,811.61	
Principal Gross Losses	300,199.53	
Pool Balance end of Collection Period	1,008,910,793.05	33,623
Pool Factor	89.70%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.84%
Weighted Average Number of Remaining Payments	52.53	49.18
Weighted Average Seasoning (months)	11.02	14.29

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,007,606,495.29	33,589	99.87%
31-60 Days Delinquent	911,769.63	24	0.09%
61-90 Days Delinquent	154,053.40	4	0.02%
91-120 Days Delinquent	238,474.73	6	0.02%
Total	1,008,910,793.05	33,623	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.039%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	300,199.53	9	1,296,135.35	28
Principal Net Liquidation Proceeds	225,985.44		627,787.71	
Principal Recoveries	308,136.88		308,136.88	
Principal Net Loss / (Gain)	(233,922.79)		360,210.76	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.273%)	
Prior Collection Period	0.328 %	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	0.028%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.032%
Average Net Loss / (Gain)		12,864.67

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.